UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to ___________

Commission file number 1-5224

Stanley Black & Decker
Retirement Account Plan
(Full title of the plan)

Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules
Stanley Black & Decker Retirement Account Plan
Years ended December 31, 2019 and 2018

Stanley Black & Decker Retirement Account Plan

Audited Financial Statements
and Supplemental Schedules

Years ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Finance and Pension Committee of the Board of Directors
Stanley Black & Decker, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Stanley Black & Decker Retirement Account Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in schedules of assets (held at end of year) as of December 31, 2019 and reportable transactions for the year then ended, together referred to as “supplemental information,” have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fiondella, Milone & LaSaracina LLP
We have served as the Plan’s auditor since 2005.

Glastonbury, Connecticut
June 25, 2020

Stanley Black & Decker Retirement Account Plan

Statement of Net Assets Available for Benefits

December 31, 2019

	Unallocated Fund	Participant Directed	Total
Assets
Investments, at fair value:
Stanley Black & Decker Common Stock:
1,890,030 shares (cost $58,702,718)	$—	$313,253,572	$313,253,572
122,681 shares (cost $2,276,959)	20,333,149	—	20,333,149
Short Term funds (cost $41,525,348)	24,292,968	17,232,380	41,525,348
Mutual funds (cost $123,805,102)	—	134,508,436	134,508,436
Common/Collective Trusts (cost $1,003,729,902)	—	1,440,933,437	1,440,933,437
	44,626,117	1,905,927,825	1,950,553,942
Investments, at contract value:
Synthetic Investment Contracts (cost $113,829,401)	—	113,829,401	113,829,401
	44,626,117	2,019,757,226	2,064,383,343
Dividends and interest receivable	38,053	24,138	62,191
Contribution receivable from employer	—	3,491,280	3,491,280
Contribution receivable from participants	—	565,635	565,635
Notes receivable from participants	—	23,509,834	23,509,834
	44,664,170	2,047,348,113	2,092,012,283
Liabilities
Debt	3,802,432	—	3,802,432
Other liabilities	—	28,049	28,049
	3,802,432	28,049	3,830,481
Net assets available for benefits	$40,861,738	$2,047,320,064	$2,088,181,802

See accompanying notes.

Stanley Black & Decker Retirement Account Plan

Statement of Net Assets Available for Benefits

December 31, 2018

	Unallocated Fund	Participant Directed	Total
Assets
Investments, at current market value:
Stanley Black & Decker Common Stock:
2,296,206 shares (cost $71,062,740)	$—	$274,947,706	$274,947,706
568,172 shares (cost $10,545,272)	68,032,915	—	68,032,915
Short Term funds (cost $33,826,638)	19,065,751	14,760,887	33,826,638
Mutual funds (cost $119,668,493)	—	108,498,362	108,498,362
Common/Collective Trusts (cost $893,436,839)	—	1,117,502,752	1,117,502,752
	87,098,666	1,515,709,707	1,602,808,373
Investments, at contract value:
Synthetic Investment Contracts (cost $98,259,304)	—	98,259,304	98,259,304
	87,098,666	1,613,969,011	1,701,067,677
Dividends and interest receivable	40,128	31,224	71,352
Contribution receivable from participants	—	498,458	498,458
Notes receivable from participants	—	22,426,329	22,426,329
	87,138,794	1,636,925,022	1,724,063,816
Liabilities
Debt	17,747,136	—	17,747,136
Other liabilities	—	25,358	25,358
	17,747,136	25,358	17,772,494
Net assets available for benefits	$69,391,658	$1,636,899,664	$1,706,291,322

See accompanying notes.

Stanley Black & Decker Retirement Account Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2019

	Unallocated Fund	Participant Directed	Total
Additions
Investment income:
Dividends	$728,070	$7,618,747	$8,346,817
Interest	349,298	2,354,970	2,704,268
	1,077,368	9,973,717	11,051,085
Net appreciation "net of investment expenses"	57,959,174	352,787,515	410,746,689
Employer contributions	—	5,678,943	5,678,943
Employee contributions	—	86,462,927	86,462,927
	59,036,542	454,903,102	513,939,644
Deductions
Distributions	—	(202,952,342)	(202,952,342)
Administrative expenses	—	(2,321,216)	(2,321,216)
Interest expense	(519,738)	—	(519,738)
	(519,738)	(205,273,558)	(205,793,296)
Interfund transfers (out) in	(87,046,724)	87,046,724	—
Net (decrease) increase before transfer from other plans	(28,529,920)	336,676,268	308,146,348
Transfers from other plans	—	73,744,132	73,744,132
Net (decrease) increase	(28,529,920)	410,420,400	381,890,480
Net assets available for benefits at the beginning of the year	69,391,658	1,636,899,664	1,706,291,322
Net assets available for benefits at the end of the year	$40,861,738	$2,047,320,064	$2,088,181,802

See accompanying notes.

Stanley Black & Decker Retirement Account Plan
Notes to Financial Statements
December 31, 2019

1. Description of the Plan

The following brief description of the Stanley Black & Decker Retirement Account Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Overview

In connection with the merger of The Black & Decker Corporation with and into The Stanley Works, effective March 12, 2010, the Plan was amended and restated in its entirety, effective January 1, 2011, and the name of the Plan was changed from the “Stanley Account Value Plan” to the “Stanley Black & Decker Retirement Account Plan.” The Plan was again amended and restated in its entirety, effective January 1, 2016. Effective January 4, 2019, the Plan accepted the transfer of all of the assets and liabilities of the Nelson Fastener Systems 401(k) Savings Plan (the “Nelson Plan”). Effective July 11, 2019, the Plan accepted the transfer of all of the assets and liabilities of the Paladin Brand Retirement Savings Plan (the "Paladin Plan").

The Plan, which operates as a leveraged employee stock ownership plan, is designed to comply with Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a defined contribution plan for eligible United States salaried and hourly paid employees of Stanley Black & Decker, Inc. and its U.S. affiliates (the “Company”). Each individual employed by the Company as a common law employee who is subject to the income tax laws of the United States is covered by the Plan, unless the individual is a “leased employee” as defined in the Plan, is in a unit of employees listed in Part I of Appendix A of the Plan, or is covered by a collective bargaining agreement with the Company with respect to which retirement benefits were the subject of good faith negotiation and, as a result of such negotiation, the collective bargaining agreement does not provide that the individuals covered by such bargaining agreement are to be covered under the Plan. In addition, an individual employed after November 1, 2004, by an entity that first becomes a wholly-owned (direct or indirect) U.S. subsidiary of Stanley Black & Decker, Inc. after that date, pursuant to the acquisition of such entity by a member of the Company’s affiliated group of corporations or entities from an unrelated party, is not covered under the Plan during any period in which he or she is employed by the Company, unless the Plan provides for his or her coverage. An individual who is employed by the Company on a temporary assignment from a foreign affiliate is not considered an eligible employee and will not be covered under the Plan during any period for which he or she is eligible to accrue a benefit under a foreign retirement plan that covers employees of the foreign affiliate pursuant to the laws of a country other than the United States. Effective July 1, 2011, an individual who is employed by CRC-Evans Pipeline International, Inc. or Microalloying International, Inc. (each a subsidiary of the Company) and is paid pursuant to a payroll program that is administered outside of the United States is not considered an eligible employee and will not be covered under the Plan. Effective October 1, 2011, an individual whose earnings from the Company are not subject to the income tax laws of the United States, that apply to tax qualified retirement plans, is not considered an eligible employee and will not be covered under the Plan. Effective September 12, 2018, an individual who is employed by Surehand, Inc., SBD LinQ, Inc., or Scala Pro, Inc. shall not be considered an eligible employee and will not be covered under the Plan.

Effective January 1, 2011, eligible employees who are not “highly compensated” (as defined under the Plan), may elect to make before-tax and after-tax contributions under the Plan of up to a total of 25% of pay for a pay period. Under certain circumstances, participants who have attained age 50 are permitted under the Code to make additional pre-tax contributions (“catch-up” contributions) to the Plan. Highly compensated employees may contribute up to 7% of pay for a pay period, on a pre-tax basis (plus “catch-up” contributions, if applicable), but may not make after-tax contributions to the Plan. A participant’s contributions (including, if applicable, “catch-up” contributions) and matching allocations are allocated to a “Choice Account.” A participant’s Choice Account is automatically credited with matching allocations with respect to a payroll cycle equal to 50% of the participant’s pre-tax contributions for the payroll cycle credited to such account, taking into account only pre-tax contributions that do not exceed 7% of compensation for the payroll cycle. Therefore, the maximum matching allocation with respect to a participant’s pre-tax contributions for a payroll cycle is 3.5% of the participant’s compensation for such payroll cycle. Participants who are covered under the Plan pursuant to a collective bargaining agreement with Nelson Stud Welding, Inc. or Specialty Bar Products Company may be subject to different rules with respect to the determination of matching allocations. Matching allocations with respect to a payroll cycle were allocated to the Choice Account of a participant on whose behalf such allocations were made as soon as practicable after compensation was paid to the participant with respect to the payroll cycle. “Catch-up” contributions were not eligible for matching allocations. The compensation recognized under the Plan for a year is subject to limits imposed under the Code. For 2019, the limit on annual compensation recognized under the Plan was $280,000.

All amounts which are credited to a participant’s Choice Account may be invested as directed by the participant in one or more of the investment funds made available by the Plan administrator. Amounts received by the Plan on behalf of a participant in a direct rollover or a direct transfer from a qualified plan of an entity that has been acquired by the Company may be invested as directed by the Plan administrator until such time as the participant provides investment instructions with respect to such amounts.

The allocations credited to a participant's Choice Account as of a date before July 1, 1998 (other than matching allocations credited after June 30, 1985 and other than a participant's after-tax contributions to the Plan) are guaranteed a cumulative minimum return by the Pension Plan for Hourly Paid Employees of Stanley Black & Decker, Inc. for the period or periods during which they are invested or reinvested in the Company Stock Fund. This guarantee provides that the investment return will not be less than an investment return based on two-year U.S. Treasury notes (but not less than 5% nor greater than 12.5%).

Choice Account Fund Investments

A participant may direct the investment of the funds credited to his or her Choice Account among certain investment funds made available under the Plan. Investment options available as of December 31, 2019 for Choice Account investments were as follows:

1. BlackRock LifePath® Index Funds F ("Target Retirement Funds")
2. Stable Value Fund
3. State Street Global Advisors ("SSgA") U.S. Intermediate Government/Credit Bond Index Fund - Class A
4. Mellon Capital Aggregate Bond Index Fund
5. SSgA U.S. Inflation Protected Bond Index Fund - Class A
6. Mellon Capital S&P 500 Index Fund
7. SSgA U.S. Total Market Index Fund - Class A
8. SSgA U.S. Extended Market Index Fund - Class C
9. SSgA Global Equity ex-U.S. Index Fund - Class A
10. Neuberger Berman Genesis Institutional Fund
11. Dodge & Cox International Stock Fund
12. Stanley Black & Decker Stock Fund (“Company Stock Fund”)
13. Loomis Sayles Core PLUS Fixed Income Fund

Core Account Allocations

The Plan also provided for separate allocations for certain eligible participants. The Core Account allocation for a Plan year was based on the eligible employee's age on December 31 of the allocation year and was determined in notional, quarterly credits. In order to receive a Core Account allocation credit for a calendar quarter that ends on or after March 31, 2011, an eligible Plan participant must have been employed on the last day of such calendar quarter and have not been employed in a classification that was excluded from Core Account allocations according to the terms of the Plan. Eligible employees under age 40 on December 31 of the applicable Plan year received 2% of pay; eligible employees age 40 to 54 on December 31 of the applicable Plan year received 4% of pay; and eligible employees age 55 or older on December 31 of the applicable Plan year received 6% of pay. The pay for a Plan year that is recognized under the Plan is subject to the limit on compensation described above.

A participant is not eligible for these separate Core Account allocations if he or she is: (a) covered under a collective bargaining agreement which calls for participation in the Plan; (b) eligible to accrue a benefit under the Pension Plan for Hourly Paid Employees of Stanley Black & Decker, Inc.; or (c) is an employee employed at a particular entity, division or location specified in the Plan. A participant who is designated as participating in the Company's management incentive plan may be eligible to have Core Account allocations made on his or behalf under the Plan, irrespective of the particular entity by which he or she is employed.

A participant may, at any time, direct the investment of the funds credited to his or her Core Account into one of the Target Retirement Funds made available under the Plan for investment of amounts credited to Core Accounts. A participant may direct that his or her Core Account funds be moved from one Target Retirement Fund to another Target Retirement Fund, provided that all of his or her Core Account funds are invested in the same Target Retirement Fund. If a participant does not direct the investment of new allocations to his or her Core Account, these funds will automatically be invested in the participant's age appropriate Target Retirement Fund until the participant makes an affirmative election for a different Target Retirement Fund.

Distributions and Vesting

Participants are fully vested in their own contributions and earnings thereon and amounts transferred or rolled over from other qualified plans on their behalf. All participants who are employed on or after January 1, 2002 but are not credited with any hours of service after December 31, 2010, are vested in 100% of the value of the matching allocations made on their behalf once they have completed three years of service with no vesting in the matching allocations before completion of three years of service. All participants who are employed on or after January 1, 2007 but are not credited with any hours of service after December 31, 2010, are vested in 100% of the value of Core Account allocations made on their behalf once they have completed three years of service and otherwise has no vested interest in Core Account allocations. A participant who is not credited with an hour of service on or after January 1, 2007, is 100% vested in the value of his or her Core Account allocations if he or she has completed five years of service and otherwise has no vested interest in Core Account allocations. Upon the earlier of completion of one year of service or attainment of age 55 while an employee of the Company, a participant who is credited with an hour of service with the Company, on or after January 1, 2011, will become 100% vested in the portion of his or her Choice Account attributable to matching allocations credited after 1986, matching contributions transferred from The Black & Decker Retirement Savings Plan that were made to that plan after 2007, and certain other allocations to a Choice Account made after 1997. Moreover, a participant who is credited with an hour of service on or after January 1, 2011, will become vested in allocations to his or her Core Account, upon the earlier of the date on which the participant completes three years of service or the date on which the participant attains age 55 while an employee of the Company. In the case of a participant who incurred a severance from employment as a result of the sale of the Company’s HHI Business to an unrelated corporation pursuant to the acquisition agreement dated as of October 8, 2012, between Stanley Black & Decker, Inc. and Spectrum Brands, Inc. and was not otherwise vested in his or her Core Account on the date of such sale, such individual was vested in 100% of the value of his or her Core Account on the date of the sale. In addition, a ‘Transferred Employee,’ as defined in the Acquisition Agreement dated as of December 20, 2016, by and between Stanley Black & Decker, Inc. and dormakaba International Holding AG shall be vested in 100% of the value of his or her Core Account.

Benefits generally are distributed upon retirement, disability, death, or termination of employment. Normally, a lump-sum distribution is made in cash or whole shares of the Company's common stock (hereinafter referred to as Stanley Black & Decker Stock or Common Stock or shares), at the election of the participant, equal to the value of assets in the participant’s accounts under the Plan at the time of the distribution. Special distribution rules apply to certain money purchase pension plan assets transferred from the CRC-Evans Plan. At the election of a participant who receives a distribution after attainment of age 70 1/2, the distribution may be made in annual installment payments, as provided under the Plan. Additionally, if installment payments were being made to an individual from the Nelson Plan on January 4, 2019, or from the Paladin Plan on July 11, 2019, those payments have continued under the Plan. Certain restrictions on transfers of assets to or from the Company Stock Fund, or the receipt of loans, withdrawals, or distributions from the Company Stock Fund, apply to those participants who are subject to Section 16(b) of the Securities and Exchange Act of 1934. Certain transfer restrictions also apply during the quarterly blackout periods enforced by the Company with respect to trading in Stanley Black & Decker Stock by insiders, as required under the securities laws.

During active employment, subject to financial hardship rules or the attainment of age 59 1/2, a participant, subject to certain procedures, may make withdrawals from the vested amounts in his or her Choice Account. Also, a participant whose Choice Account holds funds that were transferred to the Plan on behalf of the participant in a direct transfer from another defined contribution plan sponsored by a business that was acquired by the Company (“Acquired Plan”) may, under certain circumstances set forth in the Plan, withdraw a portion of such transferred funds held in the participant’s Choice Account. A participant may, for any reason, withdraw all or a portion of the amount in the participant’s Choice Account that is attributable to any after-tax contributions he or she has made to the Plan. Effective January 1, 2011, a participant may also withdraw all or a portion of the amount that is attributable to any rollover contributions or direct rollovers that have been credited to his or her Choice Account under the Plan.

Notes Receivable from Participants

Participants may borrow from their Choice Accounts up to an aggregate amount equal to the lesser of $50,000 or 50% of the value of their vested interest in such accounts, with a minimum loan of $1,000. The $50,000 loan amount limitation is reduced by the participant’s highest outstanding balance of loans from the Plan during the 12 months preceding the date the loan is made. Each loan is evidenced by a negotiable promissory note bearing a rate of interest equal to the prime rate, as reported in The Wall Street Journal on the first business day of the month in which the loan request is processed, plus one percent (1%), which is payable, through payroll deductions, over a term of not more than five years. If, after a participant’s loan repayments have begun under the Plan, it cannot be repaid through payroll deductions during a period in which the individual continues in employment status with the Company, the loan administrator may, in its sole discretion, accept repayment by individual check, or another acceptable manual re-payment method. General-purpose loans must be repaid within 60 months; however, participants are allowed ten years to repay the loan if the proceeds are used to purchase a principal residence. As a general rule, a participant may not have more than one loan outstanding at any time, except to the extent that, after the participant has taken a loan from the Plan, one or more loans that are not in default are transferred to the Plan on behalf of the participant in a direct transfer from an Acquired Plan. A participant may not request a new loan until a loan on which payments are currently being made, including any transferred loan from an Acquired Plan, is paid in full. If a loan is outstanding at the time a distribution becomes payable to a participant (or beneficiary), the distribution is made net of the outstanding loan amount.

Unallocated Fund

The Plan borrowed $180,000,000 in 1991 from the Company (see Notes 5 and 6) to acquire 9,696,968 shares of Common Stock from the Company’s treasury and previously unissued shares (“Exempt Loan”). The shares purchased from the proceeds of the Exempt Loan were placed in the Unallocated Stanley Black & Decker Stock Fund (the “Unallocated Fund”). The Exempt Loan agreement was refinanced effective June 30, 1998.

Monthly transfers of shares of Stanley Black & Decker Stock are made from the Unallocated Fund for allocation to participants based on the current period debt principal and interest payments made under the Exempt Loan as a percentage of total future debt principal and interest payments. In 2019 and 2018, additional debt payments were made and additional shares were released, the net proceeds of which were used to partially fund employer contributions.  As a general rule, dividends received on allocated shares of Stanley Black & Decker Stock are applied to make payments on the Exempt Loan. Dividends received on unallocated shares of Stanley Black & Decker Stock and participant and Company contributions (other than contributions of Stanley Black & Decker Stock) are used to make payments under the Exempt Loan.

The Company will make a contribution to the Plan for a Plan year, of the amount, if any, by which the sum of the value of Stanley Black & Decker Stock released from the Unallocated Fund with respect to the Plan year and the contributions to the Plan that are not used to make payments under the Exempt Loan for the Plan year is less than the total of: (i) the participants' contributions for the Plan year; (ii) any matching allocations or Core Account allocations made for the Plan year, (other than the amount of such allocations attributable to forfeitures); and (iii) any dividends paid on shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to participants' interests in the Company Stock Fund that are used to make payments under the Exempt Loan for that Plan year. Moreover, the Company will make a contribution to the Plan for a Plan year, of the amount, if any, by which the amount needed to make payments under the Exempt Loan for the Plan year exceeds the total of: (i) the participants' contributions; (ii) dividends paid on shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to participants' interests in the Company Stock Fund that are applied to make payments under the Exempt Loan for that Plan year; (iii) dividends paid on shares of Stanley Black & Decker Stock in the Unallocated Fund that are applied to make payments under the Exempt Loan for that Plan year; and (iv) any Company contributions to the Plan for such Plan year that are applied to make payments under the Exempt Loan for that Plan year. A contribution will be applied in accordance with the terms of the Plan.

Additional allocations will be made for a Plan year to the Choice Accounts of eligible participants who made elective pre-tax contributions for the Plan year, have employment status on the last day of the Plan year, and are not covered under a collective bargaining agreement, if the value of Stanley Black & Decker Stock released from the Unallocated Fund with respect to the Plan year, and the contributions made to the Plan for that Plan year that are not used to make payments under the Exempt Loan, exceeds the total of participant contributions made for the Plan year, matching and Core Account allocations (other than the amount of such allocations attributable to forfeitures) made for the Plan year, and dividends paid during the Plan year on allocated shares of Stanley Black & Decker Stock in the Company Stock Fund applied to make payments under the Exempt Loan for the Plan year. These additional allocations are based on the relative amounts of pre-tax contributions of the applicable participants for the Plan year. Special rules expanding participant eligibility for such allocations apply in the event of a change in control of the Company (as such term is defined in the Plan), and, if these special rules apply, the expanded group of participants will receive allocations of the surplus based on their relative compensation. For the 2019 Plan year, no additional allocation was credited to participants' accounts. For the 2018 Plan year, there was an additional allocation in the amount of $1,061,552 and was credited to such participants’ accounts in May 2019.

The trust agreement governing the Plan provides that the trustee will vote the shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant's Choice Account in the Plan in accordance with such participant's directions. The trust agreement governing the Plan provides that, if the trustee does not receive voting instructions with respect to shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant's Choice Account in the Plan, the trustee will vote such shares in the same proportion as it votes the allocated shares for which instructions are received from Plan participants. The trust agreement also provides that shares in the Unallocated Fund are to be voted by the trustee in the same proportion as it votes the shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to Choice Accounts for which instructions are received from Plan participants. Therefore, by providing voting instructions with respect to shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant's Choice Account in the Plan, a Plan participant will, in effect, be providing instructions with respect to a portion of the shares in the Unallocated Fund and a portion of the shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to Choice Accounts in the Plan for which instructions were not provided as well. The foregoing provisions are subject to applicable law which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may vote shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to Choice Accounts in the Plan for which it does not receive instructions (as well as shares held in the Unallocated Fund) in a manner other than the proportionate method described above if it believes that proportionate voting would violate applicable law.

In addition, the trust agreement provides that the trustee will respond to a tender or exchange offer with respect to the number of shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant's Choice Account in the Plan in accordance with such participant's directions. If a participant does not direct the trustee as to the manner in which to respond to a tender or exchange offer, such participant will be deemed to have directed the trustee not to tender or exchange shares of Stanley Black & Decker Stock that are attributable to his or her interest in the Company Stock Fund. Any such allocated shares with respect to which the trustee has not received timely instructions from a participant will not be tendered or exchanged. Shares of Stanley Black & Decker Stock held by the trustee which have not been allocated to the Choice Account of any participant shall be tendered or exchanged by the trustee in the same proportion as the allocated shares of Stanley Black & Decker Stock as to which the trustee receives instructions (including deemed instructions as described above). Therefore, by providing instructions as to whether to tender or exchange shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to his or her Choice Account (including deemed instructions as described above), a participant will, in effect, be providing instructions with respect to a portion of the shares held in the Unallocated Fund in the Plan. The foregoing provisions are subject to applicable law, which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may make decisions regarding the tender or exchange of shares of Stanley Black & Decker Stock held in the Unallocated Fund in a manner other than the proportionate method described above if it believes that this proportionate method would violate applicable law.

Plan Termination

The Company reserves the right to amend or terminate the Plan at any time. Upon the termination of the Plan, the interest of each participant in the trust fund will become vested and will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

Separate Accounts

The Plan maintains separate accounts for participants. In addition to the participants' contributions, matching allocations, Core Account allocations, and the participants' loan payments, such accounts are credited with related gains, losses, and dividend and interest income.

Terminated Participants

At December 31, 2019 and 2018, benefit payments requested by terminated vested participants were $1,089,121 and $829,685, respectively.

Forfeited Accounts

During the years ended December 31, 2019 and 2018, amounts forfeited from non-vested accounts totaled $1,920,934 and $1,513,209, respectively. As of December 31, 2019 and 2018, the balance in the forfeited non-vested account totaled $679,652 and $747,884, respectively. Such forfeitures are applied under the terms of the Plan to fund matching allocations and Core Account allocations.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

The Plan investments consist predominantly of shares of Stanley Black & Decker Stock, money market funds, mutual funds, and common/collective trusts and synthetic investment contracts. Stanley Black & Decker Stock and the mutual funds are traded on a national exchange and valued at the last reported sales price on the last business day of the Plan year. The Stanley Black & Decker Stock Fund and other common/collective trusts are stated at fair market value on the last business day of the Plan year using independent pricing services. Short-term investments consist of short-term bank-administered trust funds which earn interest daily at rates approximating U.S. Government securities; cost approximates market value. The carrying amounts of all investments, excluding fully benefit-responsive investment contracts, are reported at fair value. Fully benefit-responsive investment contracts held in the Stable Value Fund are measured at contract value in the Statements of Net Assets Available for Benefits. Refer to Note 3, Investment Contracts, for more information.

Effective January 1, 2011, the assets of the Plan are held in trust by an independent corporate trustee, Wells Fargo Bank, National Association, (the “Trustee”) pursuant to the terms of a written Trust Agreement between the Trustee and the Company.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis.

Gains or Losses on Sales of Investments

Gains or losses realized on the sales of investments are determined based on average cost.

Expenses

Administrative expenses not paid by the Plan are paid by the Company. Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and reflected as a component of net appreciation.

3. Investment Contracts

As previously discussed in Note 2, Significant Accounting Policies, the Plan’s investment options include a Stable Value Fund, which invests in a diversified portfolio of fully benefit-responsive guaranteed investment contracts (“GICs”), including fixed maturity and constant duration synthetic GICs, and short-term investment funds.

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Plan and a benefit responsive, book value wrap contract purchased for the portfolio. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased. Constant duration synthetic GICs consist of a portfolio of securities owned by the Plan and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded. The assets underlying the synthetic GICs may include U.S. government securities, agency mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, corporate securities or Collective Investment Trusts (CITs).

The synthetic GICs allow participant-directed transactions to be made at contract value, which represents contributions plus interest earned, less benefits paid and transfers to other funds. However, withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. These events include the following: (1) employer-initiated events which would have a material and adverse impact on the Plan; (2) employer communications designed to induce participants to transfer from the fund; (3) competing fund transfer or violation of equity wash or equivalent rules in place; and (4) changes of qualification status of the employer or the Plan. In these instances, market value would likely be used to determine payouts to participants. In general, issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the Company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. At this time, the Company does not believe that an event that would limit the Plan’s ability to transact with participants at contract value is probable.

The following table reflects the contract value for each type of fully benefit-responsive investment contract:

	December 31, 2019	December 31, 2018
Fixed Maturity Synthetic GICs	15,845,839	15,921,178
Constant Duration Synthetic GICs	97,983,562	82,338,126
Total	$113,829,401	$98,259,304

4. Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820 “Fair Value Measurement” defines, establishes a consistent framework for measuring, and expands disclosure requirements about fair value. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; other than quoted prices that are observable for the asset or liability; and assets or liabilities that are derived principally from, or corroborated by, observable market data by correlation or other means.

Level 3 - Assets or liabilities that are valued using unobservable inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of the relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common Stocks - Level 1 common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Level 2 common stocks are a unitized fund with a cash component resulting in the fund being valued at the closing price of similar assets in active markets.

Short-term Money Market - Valued at the closing price of similar assets in active markets.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trusts -Valued at the closing price of similar assets in active markets.

The following table summarizes the fair values, and levels within the fair value hierarchy in which the fair value measurements fall, for assets measured at fair value on a recurring basis:

	Fair Value at December 31, 2019
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Stanley Black & Decker Stock	$333,586,721	$20,333,149	$313,253,572	$—
Short-term Money Market	41,525,348	—	41,525,348	—
Mutual Funds	134,508,436	134,508,436	—	—
Common/Collective Trusts	1,440,933,437	—	1,440,933,437	—
Total	$1,950,553,942	$154,841,585	$1,795,712,357	$—

	Fair Value at December 31, 2018
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Stanley Black & Decker Stock	$342,980,621	$68,032,915	$274,947,706	$—
Short-term Investments	33,826,638	—	33,826,638	—
Mutual Funds	108,498,362	108,498,362	—	—
Common/Collective Trusts	1,117,502,752	—	1,117,502,752	—
Total	$1,602,808,373	$176,531,277	$1,426,277,096	$—
The availability of observable market data is monitored to assess the appropriate categorization of financial instruments within the fair value hierarchy.
The Company evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2019 and 2018, there were no significant transfers in or out of levels 1, 2 or 3.

5. Debt

Debt consisted of the following at December 31, 2019 and December 31, 2018:

	2019	2018
Notes payable to the Company in monthly installments to 2020 with interest at 6.09%	$3,802,432	$17,747,136

There are no maturities after 2020.

The number of shares held in the Unallocated Fund is reduced as shares are released to the Company Stock Fund pursuant to principal and interest payments. During 2019 and 2018, 445,491 and 446,115 shares, respectively, were released and at December 31, 2019 and 2018, 122,681 and 568,172 shares, respectively, were unallocated. Should the principal and interest due exceed the dividends paid on shares in the Company Stock and Unallocated Funds, and employee contributions and Company contributions, the Company is responsible for funding such a shortfall. There were no such debt service funding shortfalls in 2019 or 2018.

6. Related Party and Transactions with Parties-in-Interest

The majority of fees paid during 2019 for management and other services rendered by parties-in-interest were paid by the Plan. Fees paid by the Plan during 2019 were $2,321,216. A portion of the investment management fees and operating expenses are returned to the Plan based on revenue sharing arrangements, and are reflected as income. This income is credited to the participants and not used to pay plan expenses. The Company pays for all other expenses not paid by the Plan.

The Plan invests in the common stock of Stanley Black & Decker, Inc., the Plan's sponsor, as referenced in the Statements of Net Assets Available for Benefits.

In 1991, the Plan borrowed $180,000,000 from the Company, the proceeds of which were used to purchase 9,696,968 shares of Company stock for the Plan. The Plan made $13,944,704 and $13,833,704 in principal payments related to this debt in 2019 and 2018, respectively. The Plan made $519,738 and $1,576,671 in interest payments related to this debt in 2019 and 2018, respectively. At December 31, 2019 and 2018, $3,802,432 and $17,747,136, respectively, was outstanding on such debt.

7. Income Tax Status

The Internal Revenue Service (“IRS”) has ruled that the Plan and the trust qualify under Sections 401(a) and 401(k) of the Code and are therefore not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status. An updated determination letter regarding the Plan was issued by the IRS on August 2, 2017, at which time the IRS stated that the form of the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

8. Assets Transferred from Certain Acquired Plans

Reflected in transfers from other plans in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019 are $73,744,132 of assets that were transferred to the Plan from two other acquired plans pursuant to the merger of such plans into the Plan. These transfers were made on behalf of the Nelson Plan and the Paladin Plan. The transferred plan assets were allocated to the Choice Accounts of the pertinent individuals and invested under the Plan in the investment funds that corresponded to the individual's prior plan funds as of a specific date. If an individual did not have a Choice Account in the Plan, a Choice Account was established for that individual and his or her transferred plan assets were invested in the investment funds in the Plan that corresponded to the investment funds in which his or her previous plan funds were invested on the pertinent date.

9. Risks and Uncertainties

The Plan invests in various investment securities which are exposed to certain risks including interest rate, market, currency and credit risks. Accordingly, material changes in the value of the investment securities could occur affecting the future value of participant accounts (inclusive of participant holdings of the Company’s common stock) as well as the Unallocated Fund balance as presented in the Statements of Net Assets Available for Benefits. Risks and uncertainties specifically related to the Company’s Common Stock include those set forth in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which were audited by other auditors, filed with the Securities and Exchange Commission.

10. Subsequent Events

As of January 1, 2020, Roth and Roth Catch-up employee contribution options were added to the plan. Core allocations to the plan were suspended as of April 1, 2020 and matching allocations were suspended as of May 1, 2020.

In June 2020, the plan assets of the CAM, LLC 401(k) Plan were transferred into the Plan in conjunction with the Company's acquisition of Consolidated Aerospace Manufacturing, LLC.

As a result of the recent novel coronavirus (COVID-19) outbreak, economic uncertainties have arisen which have resulted in significant volatility in the investment markets. The duration of these uncertainties and the ultimate financial effects on the Plan's investments cannot be reasonably estimated at this time.

Stanley Black & Decker Retirement Account Plan

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)
EIN-06-0548860
Plan Number - 009

December 31, 2019

Identity of Issue, Borrower, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Common Stock:
Stanley Black & Decker*	2,012,711 shares of Common Stock; par value $2.50 per share	$60,979,677	$333,586,721

Short-Term Investments:
Wells Fargo*	Short-Term Investment Fund S	41,525,348	41,525,348

Mutual Funds:
Neuberger Berman	Genesis Fund	82,753,254	90,024,694
Dodge & Cox	International Stock Fund	41,051,848	44,483,742

Synthetic Investment Contracts:
Pacific Life	Constant Duration	24,138,363	24,138,363
RGA	Constant Duration	25,395,920	25,395,920
Transamerica Premier Life	Constant Duration	25,375,997	25,375,997
Voya Retirement Insurance & Annuity	Constant Duration	23,073,282	23,073,282
American Life	Fixed Maturity	15,845,839	15,845,839

Common/Collective Trusts:
Mellon Capital Management Corporation	S&P 500 Index Fund	182,681,854	326,876,813
Blackrock Institutional Trust Company	Lifepath Index 2025 Fund	117,360,204	157,716,135
State Street Global Advisors	U.S. Extended Market Equity Fund	67,494,967	106,558,328
Blackrock Institutional Trust Company	Lifepath Index Retirement Fund	121,525,713	161,482,461
Blackrock Institutional Trust Company	Lifepath Index 2030 Fund	97,982,848	132,978,861
Blackrock Institutional Trust Company	Lifepath Index 2035 Fund	80,364,988	112,347,403
State Street Global Advisors	U.S. Total Market Index Fund	43,434,602	72,043,937
State Street Global Advisors	Global Equity Index Fund	40,733,522	52,424,480
Mellon Capital Management Corporation	Bond Market Index Fund	39,244,104	44,038,260
Blackrock Institutional Trust Company	Lifepath Index 2040 Fund	66,739,166	90,720,187
Blackrock Institutional Trust Company	Lifepath Index 2045 Fund	43,161,263	58,810,094
Blackrock Institutional Trust Company	Lifepath Index 2050 Fund	33,874,699	45,164,921
State Street Global Advisors	TIPS Fund	10,607,887	11,594,745
State Street Global Advisors	Intermediate Gov Bond Index Fund	13,374,167	14,531,079
Blackrock Institutional Trust Company	Lifepath Index 2055 Fund	22,609,998	28,852,946
Blackrock Institutional Trust Company	Lifepath Index 2060 Fund	7,812,340	8,985,629
Loomis Sayles	Global Bond Fund	14,727,580	15,807,158
Total investments		1,003,729,902	2,064,383,343

Loans to participants*	Promissory notes at prime rate with maturities up to ten years (ranging from 3.25% to 10.00%)	—	23,509,834

Total		$1,343,869,430	$2,087,893,177
* Indicates party-in-interest to the Plan.

Stanley Black & Decker Retirement Account Plan

Schedule H, 4(j) - Schedule of Reportable Transactions
EIN 06-0548860
Plan Number - 009

Year ended December 31, 2019

Description of Asset	Number of Purchases	Number of Sales	Purchase Amount	Sales Amount	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain on Sale

Category (i) - Single transaction in excess of 5% of plan assets.

None

Category (ii) - Series of transactions with the same person involving property other than securities and aggregating to more than 5% of plan assets.

None

Category (iii) - Series of transactions of the same issue in excess of 5% of plan assets.

None

Category (iv) - Single transaction with the same person in excess of 5% of plan assets.

None

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Stanley Black & Decker Retirement Account Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Stanley Black & Decker Retirement Account Plan

Date:	June 25, 2020	By:	/s/Joseph R. Voelker
Joseph R Voelker
Senior Vice President, Human Resources

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm